EXHIBIT 99.4

                                EXHIBIT 1.A.(11)

       Memorandum describing issuance, transfer and redemption procedures


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       JOINT SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                       AUSA LIFE INSURANCE COMPANY, INC.

                  ISSUANCE, REDEMPTION AND TRANSFER PROCEDURES

     This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by AUSA Life Insurance Company, Inc. ("AUSA Life") in connection with the issuance of the Joint Survivorship Flexible Premium Variable Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the Policies.

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1.  "Public Offering Price":

    PURCHASE AND RELATED TRANSACTIONS

     Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a) PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

         Premiums for the Policies will not be the same for all Policyowners. AUSA Life will require the Policyowner to pay an initial premium that is at least equal to a minimum monthly first year premium set forth in the Policy. Policyowners will determine a planned periodic premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Payment of premiums in accordance with this schedule is not, however, mandatory, and failure to make a planned periodic premium payment will not of itself cause the Policy to lapse. Instead, Policyowners may make premium payments in any amount at any frequency, subject only to the minimum premium amount,(1) and the maximum premium limitation.(2) If at any time a


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(1) The minimum premium amount is currently $100.00


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     premium is paid which would result in total premiums exceeding the current maximum premium limitation set forth in the Policy, AUSA Life will accept only that portion of the premium which will make total premiums equal that amount. Any portion of the premium in excess of that amount will be returned to the Policyowner and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. The Policy will remain in force so long as net surrender value is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the net surrender value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. However, until the No Lapse Date shown on the Policy Schedule Page, the Policy will remain in force and no grace period will begin provided: (1) the total of the premiums received (minus any withdrawals and minus any outstanding loans) equals or exceeds the minimum monthly guarantee premium times the number of months since the policy date, including the current month, and (2) the excess indebtedness (total of all Policy loans less any unearned loan interest on Policy loans) does not exceed the cash value.

         The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the joint insureds incur an insurance rate commensurate with their mortality risk which is actuarially determined based upon factors such as attained age, sex, rate class and length of time a Policy is in force. Accordingly, while not all joint insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all joint insureds in a given actuarial category.

         The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among

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(2) The maximum premium limitation will be set forth in the Policy Summary.
    This limitation will be imposed to conform the Policy to certain restrictions on premiums contained in the Internal Revenue Code of 1986, as amended.

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     joint insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation.

    (b) APPLICATION AND INITIAL PREMIUM PROCESSING

         Upon receipt of a completed application, AUSA Life will follow certain insurance underwriting (I.E., evaluation of risks) procedures designed to determine whether the proposed joint insureds are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed joint insureds before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

         If a premium of $2,000 or more is paid upon submission of the application, amounts will then be allocated to the Money Market Account of the AUSA Series Life Account ("Series Account"). In such instances, the policy date will ordinarily be the date of receipt of the premium payment. If a premium of less than $2,000 is paid with the application, such amounts will be held by AUSA Life until the policy date. In such instances, the policy date will ordinarily be the date the Policy goes in force. Insurance coverage under the Policy and associated monthly deductions commence on the policy date. In either case, the record date of the Policy will be the date on which the Policy is recorded on AUSA Life's books as an "in force" Policy and AUSA Life will allocate net premiums to the sub-accounts of the Series Account on the first valuation date on or following the record date in accordance with the directions on the application.

         If AUSA Life determines to its satisfaction that on the date the application is signed and submitted with an initial payment the proposed joint insureds were insurable and acceptable under AUSA Life's underwriting rules and standards for insurance for the amount, plan and risk classification applied for in the application, then the insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional receipt, will by reason of such payment take effect on the later of the date of the application, or the completion of all medical tests and examinations, if required.


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           Under AUSA Life's current rules, the minimum specified amount at issue is $100,000. AUSA Life reserves the right to revise its rules from time to time to specify a different minimum specified amount at issue.

    (c) PREMIUM ALLOCATION

           In the application for a Policy, the Policyowner can allocate net premiums (total premiums less any premium expense charges) among the sub-accounts of the Series Account and the Fixed Account. Notwithstanding the allocation in the application, if a premium payment of $2,000 or more is paid upon submission of the application, the net premium will initially be allocated to the sub-account of the Series Account that invests exclusively in shares of the Money Market Portfolio and will be re-allocated on the first valuation date on or following the record date in accordance with the directions in the application. If a premium payment of less than $2,000 accompanies the application, the net premium payment will be allocated on the first valuation date on or following the record date in accordance with the directions in the application. Net premiums paid after the record date will be allocated in accordance with the Policyowner's instructions in the application. The minimum percentage of each premium that may be allocated to any account is 10%; percentages must be in whole numbers. The allocation for future net premiums may be changed at any time by providing AUSA Life with written notification. However, AUSA Life reserves the right to limit the number of changes of the allocation of net premiums to one per year.

    (d) REINSTATEMENT

           A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the maturity date by submitting the following items to AUSA Life:

           1. A written application for reinstatement from the Policyowner;

           2. Evidence of insurability satisfactory to AUSA Life; and

           3. A premium that, after the deduction of premium expense charges, is large enough to cover:


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               (a)one monthly deduction at the time of termination; (b) the next two monthly deductions which will become due after the time of reinstatement; and (c) an amount sufficient to cover any surrender charge (as set forth in the Policy) as of the date of reinstatement.

        Any indebtedness on the date of lapse will not be reinstated. The cash value of the Policy loan on the date of reinstatement will also not be reinstated. The amount of cash value on the date of reinstatement will be equal to the amount of the cash value on the date of lapse (exclusive of any Policy loan on that date) increased by the net premiums paid at reinstatement, less the amounts paid in accordance with (a) above. Upon approval of the application for reinstatement, the effective date of reinstatement will be the first monthly anniversary on or next following the date of approval of the application of reinstatement.

    (e) REPAYMENT OF INDEBTEDNESS

           A loan under the Policy will be subject to an interest rate of 5.2% payable annually in advance. Outstanding indebtedness may be repaid at any time before the maturity date of the Policy and while the Policy is in force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. Under AUSA Life's current procedures, at each Policy anniversary, AUSA Life will compare the amount of the outstanding loan (including interest in advance until the next Policy anniversary, if not paid) to the amount in the loan reserve. AUSA Life will also make this comparison any time the Policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, AUSA Life will withdraw the difference from the accounts and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, AUSA Life will withdraw the difference from the loan reserve and transfer it to the accounts in the same manner as premiums are allocated. AUSA Life will allocate the


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        repayment of indebtedness at the end of the valuation period(3) during which the repayment is received.

    (f) CORRECTION OF MISSTATEMENT OF AGE OR SEX

           If AUSA Life discovers that the age or sex of either joint insured has been misstated, AUSA Life will adjust the death benefits based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age or sex.






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(3) A valuation period is the period between two successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation. The net asset value per share of a portfolio of the Fund will be determined, once daily, as of the close of the regular session of business on the New York Stock Exchange (currently 4:00 p.m., New York City time) Monday through Friday, except on customary national holidays on which the New York Stock Exchange is closed.


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2.  "REDEMPTION PROCEDURES":

    SURRENDER AND RELATED TRANSACTIONS

          This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     (a) CASH VALUES

           At any time before the earlier of the death of the surviving insured or the maturity date, the Policyowner may totally surrender or, after the first Policy year, make a cash withdrawal from the Policy by sending a written request to AUSA Life. The amount available for surrender is the net surrender value at the end of the valuation period during which the surrender request is received at AUSA Life's office. The net surrender value as of any date is equal to:

          (1) the cash value as of such date; minus

          (2) any surrender charge as of such date; minus

          (3) any outstanding Policy loan; plus

          (4) any unearned interest.

           A surrender charge will be deducted if the Policy is surrendered during the first 15 Policy years. The surrender charge consists of a deferred issue charge of $5.00 per $1,000 of specified amount and of a deferred sales charge equal to 26.5% of one guideline premium and not more than 4.2% of premiums above that amount. A declining percentage of the surrender charges as set forth in the Policy is assessed after the tenth year. Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances.(4)



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(4) Payment of any amount from the Series Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonable practicable or it is not resonably practicable to determine the value of the Series Account's net assets. Transfers may also be postponed under these circumstances. AUSA Life further resolves the right to defer payment of transfer, cash withdrawals or


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           If the Policy is being totally surrendered, the Policy itself must be returned to AUSA Life along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option.

           For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the net surrender value. The amount paid plus a charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's cash value at the end of the valuation period during which the request is received. The amount will be deducted from the accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise. Cash withdrawals are allowed only once each Policy year.

           In addition, when death benefit Option A is in effect, the specified amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a specified amount lower than the minimum specified amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations.

    (b) BENEFIT CLAIMS

           As long as the Policy remains in force, AUSA Life will generally pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after AUSA Life receives due proof of death of the surviving insured, and AUSA Life receives proof that both joint insureds died while the Policy was in force, and verifies the validity of the claim. Payment of death benefits may, however, be postponed under certain circumstances.(5) In particular, during the first two Policy years, and during the first two years after a Policy is reinstated, and in other circumstances in which AUSA Life may have a basis for contesting the claim, there can be a delay beyond the seven day period. The amount of the death benefit is determined at the end of the valuation period during which the surviving insured dies. The death


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        surrenders from the Fixed Account for up to six months. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the Policyowner's bank.

   (5)  SEE note 4, SUPRA.


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        benefit proceeds payable under the designated death benefit option will be reduced by any outstanding indebtedness and any due and unpaid charges. The proceeds will be increased by any additional insurance provided by rider and any unearned loan interest.

           The amount of the death benefit is guaranteed not to be less than the specified amount of the Policy. These proceeds may be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, exceed the specified amount of the Policy. The amount by which the death benefit exceeds the specified amount depends upon the death benefit option in effect and the cash value of the Policy. Under Death Benefit Option B, the death benefit will always vary with the cash value because the death benefit will at least equal the specified amount plus the cash value.

           The amount of the benefit payable at maturity is the net surrender value of the Policy on the maturity date. This benefit will only be paid if either insured is living and the Policy is in force on the Policy's maturity date. The Policy will mature on the anniversary nearest the younger insured's 100th birthday, if either joint insured is living and the Policy is in force.

    (c) POLICY LOANS

           After the first Policy year and so long as the Policy remains in force, the Policyowner may borrow money from AUSA Life using the Policy as the only security for the loan. The maximum amount that may be borrowed is an amount which, together with any loans already outstanding and any surrender charge, is 90% of the cash value. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. The loan value will be determined at the end of the valuation period during which the loan request is received. Loans have priority over the claims of any assignee or other person. The loan may be repaid all of in part at any time before that maturity date and while the Policy is in force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. The interest rate charged on Policy loans accrues daily. Interest payments are payable annually in advance. If unpaid when due, interest


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        will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

           A Policyowner may allocate a Policy loan among the accounts. If no such allocation is made, AUSA Life will allocate the loan in accordance with the Policyowner's current allocation instructions. The loan amount will normally be paid within seven days after receipt of a written request. Postponement of loans may take place under certain circumstances.(6)

           Cash value equal to the portion of the Policy loan plus interest in advance until the next Policy anniversary allocated to each account will be transferred from the account to the loan reserve, reducing the Policy's cash value in that account. The loan reserve is a portion of the Fixed Account to which amounts are transferred as collateral for Policy loans. As noted above, under AUSA Life's current procedures, at each Policy anniversary, AUSA Life will compare the amount of the outstanding loan (including interest in advance until the next Policy anniversary, if not paid) to the amount in the loan reserve. AUSA Life will also make this comparison any time, if the Policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, AUSA Life will withdraw the difference from the accounts and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, AUSA Life will withdraw the difference from the loan reserve and transfer it to the accounts in the same manner as premiums are allocated. Cash value in the loan reserve will be credited with guaranteed interest at 4% per year. Additional interest may be credited to this cash value.

    (d) POLICY LAPSE

           Lapse will only occur where net surrender value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If net surrender value is insufficient to cover the monthly deduction, the Policyowner must, except as noted below, pay during the grace


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(6) SEE note 4, SUPRA.


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        period a payment at least sufficient to provide a net premium to cover the sum of the monthly deductions due within the grace period. However, until the No Lapse date shown on the Policy Schedule Page, the Policy will remain in force and no grace period will begin provided: (1) the total premiums received (minus any withdrawals and minus any outstanding loans) equals or exceeds the minimum monthly guarantee premium times the number of months since the Policy date, including the current month, and
        (2) the excess indebtedness (total of all Policy loans less any unearned loan interest on Policy loans) does not exceed the cash value.

           If net surrender value is insufficient to cover the monthly deduction, AUSA Life will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy in force. The Policyowner will then have a grace period of 61 days, measured from the date notice is sent to the Policyowner, to make sufficient payment. If AUSA Life does not receive a sufficient payment within the grace period, lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting net premium will be allocated among the accounts in accordance with the Policyowner's then current instructions. If the surviving insured dies during the grace period, the death benefit proceeds will equal the amount of death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges. SEE Reinstatement, p. 4.

3.  TRANSFERS

        The Series Account currently has fifteen sub-accounts. Each sub-account invests exclusively in the shares of a corresponding portfolio of WRL Series Fund, Inc., an open-end diversified management company registered with the Securities and Exchange Commission. Policyowners may transfer cash value among the sub-accounts of the Series Account or from the sub-accounts to the Fixed Account, which is part of AUSA Life's General Account. For transfers from the Fixed Account to a sub-account, AUSA Life reserves the right to require that transfer requests be in writing and received at AUSA Life's administrative office within thirty days after a Policy anniversary. Under the Policy, the amount that may be transferred is limited to the greater of
    (a) 25% of the amount in the


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    Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless AUSA Life consents otherwise. Currently, AUSA Life allows 100% of the amount in the Fixed Account to be transferred within 30 days after each Anniversary. The transfer will take place on the day AUSA Life receives the request. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for cash withdrawals and surrenders only upon written request of the Policyowner. AUSA Life further reserves the right to defer payment of transfers, cash withdrawals, or surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, cash withdrawals or surrenders from the Series Account will also apply to Fixed Account transactions. Policyowners may make transfer requests in writing or by telephone. Written requests must be in a form acceptable to AUSA Life. Telephonic requests are permissible if the Policyowner has previously authorized telephone transfers in writing. AUSA Life may, at any time, revoke or modify the transfer privilege. Cash value transferred from one sub-account into more than one sub-account counts as one transfer. AUSA Life will effectuate transfers and determine all values in connection with transfers at the end of the valuation period during which the transfer request is received. Postponement of transfers may take place under certain circumstances.(7) A transfer charge of $10 may be imposed for the thirteenth and each subsequent transfer in a Policy year and would be deducted from each sub-account from which a transfer is being made in an equal amount. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of cash value immediately after the record date, will not be subject to a transfer charge. No transfer charge will apply to transfers from the Fixed Account to a sub-account.

4.  CONVERSION PROCEDURE


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(7) SEE note 4, SUPRA.


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        At any time upon written request within 24 months of the Policy date, the Policyowner may elect to transfer all sub-account values to the Fixed Account. No transfer charge will be assessed.



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